Writer’s Direct Number: (425) 313-8203

Fax: (425) 313-6593

February 29, 2012

BY EDGAR

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission Mail Stop 3561

Washington, D.C. 20549

Re:	Costco Wholesale Corp. — Form 10-K for the Fiscal Year Ended August 28, 2011, filed October 14, 2011 — File No. 0-20355

Dear Mr. Mew:

In response to your letter of February 1 (the “Letter”), please see the discussion below, which corresponds to the numbered paragraphs in your letter. Thank you again for granting us additional time to respond to the Letter.

Form 10-K for the Fiscal Year Ended August 28, 2011

Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

General

1.

Reference is made to Note 9 (Income Taxes) on page 71 where you have generated 36% of your pretax income from foreign operations in fiscal year 2011. Further, pretax income from foreign operations has grown at a significantly higher rate during the past three fiscal years as compared to those of your domestic operations for the same period. We note you reported segment financial information based on geographic locations as disclosed in Note 12. As such, we believe you should provide separate operating results’ discussions based on these segments rather than solely on a consolidated basis so that investors can better understand the performance of your businesses. Your separate discussions should provide management insights into the factors/reasons behind the changes in their historical operating results and how the factors would affect their future earnings by quantifying their impact to the extent material, if possible. Refer to the guidance within Item 303 of Regulation S-K and SEC Release No. 33-8350.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

February 29, 2012

Response:

Item 303 of Regulation S-K states that a registrant should include a discussion of segment information in Management’s Discussion and Analysis (MD&A) to the extent that, based upon management’s judgment, it would be beneficial in understanding the registrant’s business. SEC Release No. 33-8350 (the Release) further clarifies the three principal objectives of MD&A as:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•

to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

The Release specifically states registrants should avoid “unnecessary duplication and immaterial detail that is not required and does not promote understanding of a company’s overall financial condition and operating performance.”

We believe our disclosure meets these objectives.

First, the fact that segment disclosure is required for a business unit does not per se require a separate discussion in MD&A that mirrors the principal business segment. The segment disclosure in Note 12 on page 80 is prescribed by the quantitative thresholds in ASC 280 and is not indicative of meaningful operating differences among our segments. The delineation of segments is largely based on management’s organization of our world-wide operations for operational decisions and assessments of financial performance, which considers geographic locations. The segments are United States Operations (U.S. segment), Canadian Operations (Canada segment) and Other International Operations (Other International segment), which is comprised of six other countries in which we operate. “Other International” emerges as a segment not because of its separate significance as a group of countries but simply because it is the residual after the two primary segments are identified.

As disclosed in our filing, we operate our membership warehouses based on the concept of offering our members low prices on a limited selection of nationally branded and private-label products in a wide range of merchandise categories, which will produce high sales volumes and rapid inventory turnover. 2011 Form 10-K, page 4. This model is consistently applied in each country in which we operate. Due to the relatively homogenous nature of our world-wide operations and the consistency of our operating model, we believe any additional segment discussion and analysis would not be material for investors. In addition, while some operating metrics in the six referenced countries

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

February 29, 2012

are different than those of the U.S. segment (as discussed further in this response) and are often different from each other, these differences have not been material to the understanding of the reasons for period-to-period changes in the historical operating results.

The U.S., Canada and Other International segments represented 73%, 16% and 11% of Total revenue, respectively, and 57%, 26% and 17% of Operating income, respectively in 2011. In 2010, the U.S., Canada and Other International segments represented 77%, 15% and 8% of Total revenue, respectively, and 63%, 26% and 11% of Operating income, respectively.

The Letter references Note 9 on page 71, states that 36% of pre-tax income is attributable to our foreign operations in fiscal year 2011, and notes the reported growth in income from these operations over the past three years. Please note that a large portion of this figure is attributable to our Canadian operations, which among all of our operations are the most similar to those in the United States. In addition, the main factor in the significant growth of the Other International segment in 2011 was the initial consolidation of our 50%-owned joint venture in Mexico. Prior to 2011, we accounted for these operations using the equity method. The impact of this adoption is disclosed throughout MD&A and the financial statement footnotes in our 2011 Form 10-K1. Further, excluding Canada and the consolidated earnings from our 50%-owned joint venture in Mexico, pre-tax income attributable to the remaining foreign operations in fiscal year 2011 was 11%, consistent with the previous three fiscal years, which have been 7% to 11% of our pre-tax income.

When preparing our MD&A disclosures, we consider material segment-specific activity impacting the results of our operations that, in our opinion, would be necessary for a reader to better understand the results of operations. Examples of items we have disclosed in the past three years relating to individual segments include:

•	Refund of a previously recorded Canadian tax liability[2];

•	The impacts of foreign currency fluctuations on the operations of our International segments[3];

•	Consolidation of Costco Mexico beginning in 2011[1]; and

•	Costco Mexico has lower SG&A expenses as a percent of its own net sales.[4]

We do believe that providing qualitative information regarding some differences in operating metrics among our segments in the MD&A Overview in future filings will provide investors with additional perspective related to how future growth in those operations may impact our overall operating results. In our future filings we will add language to the following effect in the Overview section:

[1]	2011 Form 10-K, pages 21-27 and page 48.
[2]	2010 Form 10-K, page 24.
[3]	2011 Form 10-K, pages 23-25.
[4]	Id. at page 25.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

February 29, 2012

“Our operating model is generally the same across our U.S., Canada, and Other International segments. However, certain countries in the Other International segment have relatively higher rates of square footage growth, lower wage and benefits as a percentage of country sales, and/or less direct membership warehouse competition. Additionally, we operate our lower margin gasoline business only in the United States and Canada.”

As we have historically done in our filings, we will continue to disclose material segment-specific activity impacting the results of our operations.

Results of Operations, page 22

2.

Please revise to analyze cost of merchandise sales line item in your operating results’ discussion. We note cost of sales is a material component of your operating expenses and a discussion and analysis of this line item will provide investors with the information to better understand your results of operations as a whole. Please provide us your proposed disclosure in the response. Please also ensure that the proposed disclosure provides the underlying reasons/drivers for any material changes. For example, in addition to quantifying the impacts resulting from changes in price and volume, please further explain their underlying substantive reasons behind these changes.

Response:

Merchandise costs vary closely with changes in net sales volume and, therefore, must be analyzed in conjunction with net sales. Our 2011 Form 10-K explicitly defined gross margin as net sales less merchandise costs.5 Gross margin is a key metric analyzed by our management and, we believe, investors, to better understand the results of our operations as a whole. Gross margin also is a metric consistently followed, discussed and disclosed across the retail industry in evaluating the results of operations. Because of this, we believe that the most effective method for evaluating and better understanding the results of our operations is through a discussion of gross margin (as opposed to merchandise costs).

In addition, we believe that we have provided in very substantial detail the reasons for material changes in our gross margin to the extent that we know those reasons. Examples of such disclosures include:

•	Describing the basis point impact of gasoline sales on our gross margin percentage[6];

[5]	2011 Form 10-K, page 22.
[6]	2011 Form 10-K, page 24; 2010 Form 10-K, page 23, and 2009 Form 10-K, pages 22-23.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

February 29, 2012

•	Quantifying the impact of LIFO on the total margin and the gross margin percentage comparison[7]; and

•	Quantifying the impact of changes in foreign exchange rates impacting total gross margin.[7]

Note 1 – Summary of Significant Accounting Policies, page 48

General

3.

We note the increased significance of your foreign operations. Please explain to us in reasonable detail how you considered whether the transfer of net assets from the foreign subsidiaries to the U.S. parent company was restricted to the extent that you should provide “Schedule I – Condensed Financial Information of Registrant” in your Form 10-K. Refer to Rules 5-04 and 12-04 of Regulation S-X.

Response:

We considered whether the transfer of net assets from the foreign subsidiaries to the U.S parent company was restricted to the extent that 25% of the consolidated company’s net assets were unavailable to be transferred to the parent company without the consent of a third-party, requiring the inclusion of “Schedule I – Condensed Financial Information of Registrant.” We noted that there are no restrictions on the transfer of cash to the parent company that would prevent any of our wholly owned subsidiaries from making such a transfer. In addition, we analyzed the total net assets of our non-wholly owned subsidiaries, noting that they accounted for significantly less than 25% of the consolidated net assets threshold, and therefore any restrictions on those entities would not meet the disclosure requirements under Regulation S-X. As such, the inclusion of “Schedule I – Condensed Financial Information of Registrant” is not required.

Cash and Cash Equivalents, page 49

4.

It appears from your disclosure on page 28 that the cash held in your foreign consolidated subsidiaries is significant and that it may not be available to be used for certain financing activities such as repayment of short term debt or to repurchase common stock. If so, please disclose the cash amounts which are not freely transferable to the Parent in your notes to the financial statements. We refer you to Rule 5-02.1 of Regulation S-X.

[7]	2011 Form 10-K, page 24-25.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

February 29, 2012

Response:

The lack of availability of the cash and short-term investments held by our foreign consolidated subsidiaries discussed on page 28 in Management’s Discussion and Analysis is not the result of restrictions within the meaning of Rule 5-02. That lack of availability relates to our current plans to utilize these funds for expansion in our international locations, as well as the absence of a need for the funds within the U.S. (due to our strong cash position domestically). To clarify this distinction, in future filings we will revise the discussion on page 28 by removing the sentence “Cash and cash equivalents and short-term investments held by these consolidated subsidiaries and other entities may not be available to be used for certain financing activities such as the repayment of short-term debt or to repurchase common stock.” We will replace that sentence with a new disclosure to the following effect:

The Company has no current plans to repatriate the cash and cash equivalents and short-term investments held by these subsidiaries. Given our belief that our current U.S. cash position is sufficient to meet our U.S. requirements, and our intention to use subsidiary funds to expand operations within the international jurisdictions where the cash is currently held, the repatriation of these funds should not occur in the foreseeable future. As such, we currently consider these funds to be indefinitely reinvested.

Derivatives, page 55

5.

We note you enter into derivative contracts to mitigate the cost of energy used for your warehouses and other facilities, and you state you are applying the normal purchase and normal sales exception and therefore you are not recording mark-to-market adjustments at each reporting period end. Please provide us your accounting analysis supporting the election of the normal purchase and normal sales exception for your derivative contracts entered into to mitigate your warehouse energy costs. Refer to ASC 815-10-15-27 through 29.

Response:

We concluded that our electricity and natural gas contracts qualify for the normal purchases and normal sales exception under ASC 815-10-15-22 to -51. The Staff specifically referenced ASC 815-10-15-27 to -29, which outline one of the four elements necessary to qualify for this exception; specifically, that the contract terms are consistent with the terms of the entity’s normal purchase, that is, the quantity purchased must be reasonable in relation to the entity’s business needs.

Our utility and natural gas contracts are evaluated for compliance with the normal purchases and normal sales exception as they are executed.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

February 29, 2012

These contracts provide for the purchase of energy units necessary to directly support only the operation of specified warehouses. Additionally, the contract terms explicitly prohibit resale to another party. Energy quantities explicitly stated in these contracts are based upon management’s best estimate of future energy consumption requirements using the respective warehouses’ historical energy usage data, typically the past two to three years.

Based upon the information provided above, we concluded that these contracts meet the normal purchases and normal sales exception defined in the accounting literature.

Revenue Recognition, page 56

6.

Refer to your disclosure regarding your change in your membership renewal policy. Tell us and disclose what necessitated this change and the impact it had on your consolidated financial statements. In this regard, tell us in detail how you concluded the change had an immaterial effect of deferring recognition of membership fees paid by late-renewing members. Also, tell us and disclose the percentage of late-renewing members and quantify the estimated amounts involved in your analysis.

Response:

As previously disclosed,8 a change in our membership renewal policy was made in connection with a settlement of legal actions that asserted Costco’s membership renewal practice violated various provisions of California and New York common law and statutes. As part of the settlement, Costco agreed to change its membership renewal policy as it related to late-renewing members.

The estimated impact to deferred membership revenue resulting from this change in policy was calculated using historical payment experience from fiscal 2008. Under the new policy, we consider a membership renewal late (i.e., reason for extending the membership term) if paid sixty one to one hundred and eighty days after the expiration date. Our analysis indicated that approximately 3% of our members paid their membership renewal fee “late” by this definition. The estimated impact of this policy change on our consolidated financial statements for fiscal 2009 was a deferral of approximately $10 million of membership revenue into the next fiscal year, which had an immaterial impact on our consolidated fiscal 2009 financial statements (0.01% of sales; 0.65% of membership revenue; 0.58% of pre-tax income). The percentage of late-renewing members and the estimated amounts involved were deemed immaterial and therefore not disclosed.

[8]	2009 Form 10-K, Note 1 on page 55 and Note 11 on page 81.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

February 29, 2012

Note 9 – Income Taxes, page 71

7.

Tell us how your statement that the foreign undistributed earnings are deemed by the Company to be indefinitely reinvested complies with ASC 740-30-25-17. In this regard, tell us if you have ever repatriated foreign earnings in any of the last three fiscal years.

Response:

In accordance with ASC 740-30-25-17, if sufficient evidence shows that the foreign subsidiary has invested or will invest the undistributed earnings indefinitely, U.S. income taxes shall not be accrued. We have deemed such earnings to be indefinitely reinvested based on the fact that we generate sufficient cash flow in the U.S. to fund U.S. operations without the need to repatriate undistributed earnings of foreign subsidiaries. Additionally, we anticipate that those non-U.S. earnings will be used to fund our operations in markets outside the United States. Our non-U.S earnings are thus considered indefinitely reinvested.

We did not repatriate any foreign earnings in either fiscal 2011 or 2010. In fiscal 2009, one of our foreign subsidiaries distributed approximately $11.3 million of foreign earnings. We provided for U.S. taxes on that distribution. That distribution represents the first and only time this subsidiary has made a distribution since its inception.

Commitments and Contingencies, page 74

8.

A large portion of your disclosure is primarily related to describing the history of the legal proceedings in various cases in which you are involved, including the dates of various motions, appeals, and hearings. In addition, you state on page 79 that it is possible that an unfavorable outcome could result in a charge which could be material to the results of an individual fiscal quarter and that “[e]xcept where indicated otherwise above, a reasonable estimate of the possible loss or range of loss cannot be made at this time for the matters.” We note no disclosure of reasonable possible loss or range of loss in any of the matters described. Therefore, it is not clear whether you believe the likelihood of an adverse outcome is other than remote, nor is it clear how material or potentially material the impact resulting from each of these matters could be on your financial statements. We believe your disclosure should be enhanced by focusing on describing the current status of the cases, in plain English, rather than on the history of legal proceedings. Lastly, it is not determinable from your disclosure if you have recorded an accrual for one or more of these matters or if there are unrecognized contingencies that could require further disclosure regarding their aggregate reasonable possible loss exposure in excess of accruals, if any. Please advise us and revise your disclosure. Refer to the disclosure requirements set forth by paragraphs 1-5 of FASB ASC 450-20-50.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

February 29, 2012

Response:

1.

The concluding paragraph of the note in question stated in part: “Except where indicated otherwise above, a reasonable estimate of the possible loss or range of loss cannot be made at this time for the matters described.” There is one matter to which the “[e]xcept where indicated otherwise” qualification applied: the derivative action, in which it was disclosed that a payment obligation of $4.85 million was incurred. No accrual was made for any other matter (so there was no occasion to disclose one), and no range of loss was disclosed for any other contingency in the footnote because, as stated, we did not believe that a reasonable estimate could be made. Note also that some of the matters as to which disclosure was made were not material and thus fell outside the bounds of ASC 450-20-50. (For example, the Verzani matter was resolved in the Company’s favor.) We have chosen to advise investors of our most significant matters, which does not mean that each is material. Accordingly, we do not believe any revision to our prior disclosure is warranted, but we will provide greater clarity in future filings regarding any accruals taken. In particular, we will revise the lead-in paragraphs of the note to read as follows, modified as necessary to reflect the current status of our proceedings as of the date of the applicable report:

The Company is involved in a number of claims, proceedings and litigation arising from its business and property ownership. In accordance with applicable accounting guidance, the Company establishes an accrual for legal proceedings if and when those matters reach a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. The Company monitors those matters for developments that would affect the likelihood of a loss and the accrued amount, if any, thereof, and adjusts the amount as appropriate. If the loss contingency at issue is not both probable and reasonably estimable, the Company does not establish an accrual, but will continue to monitor the matter for developments that will make the loss contingency both probable and reasonably estimable. As of the date of this report, the Company has not recorded an accrual related to any of the claims, proceedings or actions described herein, as the Company does not believe a material loss is probable. In each case, except where it is noted that a matter has been concluded in the Company’s favor, there is a reasonable possibility that a loss may be incurred. At this time, however, based on the status of each matter, the possible loss or range of loss cannot in our view be reasonably estimated because, among other things, (i) the remedies or penalties sought are indeterminate or unspecified, (ii) the legal and/or factual theories are not well developed; and/or (iii) the matters involve complex or novel legal theories or a large number of parties.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

February 29, 2012

2.

We believe that the disclosure of the various matters generally refers both to the history of the proceedings and the current posture. This provides a format that we believe is useful to investors who may be interested in details concerning the matters disclosed. Particularly in putative class action litigation, motion practice is a critical determinant of potential financial significance. Thus in the Kilano matter, for example, the absence of class certification (if sustained through the course of litigation), makes the matter trivial from a loss contingency standpoint. We will, however, in future filings seek to reduce discussion of extraneous procedural matters.

As you requested, we acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or further comments.

Sincerely,

COSTCO WHOLESALE CORPORATION

/s/ Richard A. Galanti Richard A. Galanti
Executive Vice President and Chief Financial Officer